EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Fiscal Year Ended August
	2007	2006	2005	2004	2003
	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)
Earnings:
Income before income taxes	$936,150	$902,036	$873,221	$905,902	$833,007
Fixed charges	170,852	156,976	144,930	130,278	121,129
Less: Capitalized interest	(1,376)	(1,985)	(1,079)	(813)	(791)
Adjusted earnings	$1,105,626	$1,057,027	$1,017,072	$1,035,367	$953,345

Fixed charges:
Gross interest expense	$121,592	$110,568	$102,341	$89,600	$79,301
Amortization of debt expense	1,719	1,559	2,343	4,230	7,334
Interest portion of rent expense	47,541	44,849	40,246	36,448	34,494
Total fixed charges	$170,852	$156,976	$144,930	$130,278	$121,129

Ratio of earnings to fixed charges	6.5	6.7	7.0	7.9	7.9